NIOGOLD MINING CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of NIOGOLD MINING CORP. (the "Company"), will be held at the offices of Anfield Sujir Kennedy & Durno, Suite 1600 – 609 Granville Street, Vancouver, British Columbia, on Tuesday, January 20, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.

To receive and consider the Audited Financial Statements for the financial year ending August 31, 2008, together with the Auditors' Report thereon, and to receive and consider the Company's Report to Shareholders.

2.

To appoint Robert W.R. Bishop, Chartered Accountants, as auditor of the Company to hold office until the next annual general meeting, at a remuneration to be fixed by the Directors.

3.

To fix the number of Directors for the ensuing year at four (4).

4.

To elect Directors to hold office until the next annual general meeting of the Company.

5.

To approve the Company's stock option plan, as amended, as set out under the heading "Re-Approval/Amendment of Rolling Stock Option Plan" in the Information Circular.

6.

To consider and, if deemed advisable, approve by ordinary resolution of disinterested shareholders the Company's proposed re-pricing of previously granted stock options to insiders and further proposed amendments thereto, as set out under the heading "Re-Pricing and Amendment of Options" in the Information Circular.

7.

To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Meeting in person, you may still vote on the above items by submitting a Proxy. A form of Proxy has been provided in this package, together with an Information Circular which forms part of this Notice. Please refer to the Notes to the Proxy for instructions on completing the Proxy. To be effective, the Proxy must be completed, dated, signed and returned within the time limits and in accordance with the instructions set out in the Notes.

As stated in the Notes, the enclosed Proxy is solicited by or on behalf of management of the Company, and the persons named as proxyholder are directors and/or officers of the Company, or nominees selected by management. You may appoint another to represent you at the Meeting by striking out the names of the persons therein and inserting, in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, on the 19th day of December, 2008.

BY ORDER OF THE BOARD

NIOGOLD MINING CORP.

"Michael Iverson"

MICHAEL IVERSON
President, CEO and Director